MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS



05006538

23 February 2005

MOL increased stake in prospective Kazakh exploration block and takes over operations for the exploration phase

MOL Hungarian Oil and Gas Company hereby announces that it has acquired an additional 5% share in the Fedorovsky exploration block, increasing its interest in the project to 27.5%. The 2400 square kilometre block is located in North Western Kazakhstan next to both the Russian border and the giant Karachaganak field. The area is also close to existing transport infrastructure. MOL purchased the additional 5% share from Exploration Venture Limited (EVL), which took over earlier the full 55% stake of former operator Avery Worldwide Limited. The third partner in the consortium remains First International Oil Corporation (FIOC) with an unchanged, 22.5% share.

The purchase price for the additional 5% stake was USD 3.82 million. Total exploration investment by MOL into the project is currently expected to reach approximately USD 37 million, including both the purchase price for the 27.5% stake and its share of the work commitment for the second exploration phase.

The consortium at present is in the second exploration phase. The work commitment covers the drilling of two exploratory wells and 150 km^2 3D seismic acquisition and processing. Until the end of the exploration phase MOL shall be the operator of the project. The consortium expects to complete the exploration phase by May 2008.

Mr Zoltán Áldott, Managing Director of the Exploration and Production Division of MOL, commented, "The Fedorovsky block possesses significant oil, condensate and natural gas potential and fits well into MOL's strategy of developing its upstream integration through participation in projects that fit with the company's size and risk profile. MOL will also be able to demonstrate its expanding capabilities as an international operating company".

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

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